

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Octavio Romero Oropeza
Director General
Mexican Petroleum
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México, Alcaldía Miguel Hidalgo, 11300
México

      Re: Mexican Petroleum
          Registration Statement on Form F-4
          Filed September 6, 2022
          File No. 333-267299

Dear Mr. Romero Oropeza:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Liz Packebush, Staff Attorney, at (202) 551-8749 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Energy & Transportation

cc: Jorge U. Juantorena